UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) March 19, 2018

Naked Brand Group Inc.

(Exact name of registrant as specified in its charter)

Nevada	001-37662	99-0369814
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

180 Madison Avenue, Suite 1505, New York, New York, 10016

(Address of principal executive offices) (Zip Code)

Registrant’s telephone number, including area code 212.851.8050

N/A

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2). Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

On March 19, 2018, Naked Brand Group, Inc. (“Naked”) entered into Amendment No. 3 (the “Amendment”) to Agreement and Plan of Reorganization, dated May 25, 2017, as amended (the “Merger Agreement”), by and among Bendon Limited, a New Zealand limited company (“Bendon”), Bendon Group Holdings Limited, an Australia limited company (“Holdco”), Naked Merger Sub Inc., a Nevada corporation and a wholly owned subsidiary of Holdco, and, solely for the purposes of Sections 2.28 and 5.18(b) of the Merger Agreement, Bendon Investments Ltd., a New Zealand company and the owner of a majority of the outstanding shares of Bendon. Capitalized terms used herein but not defined herein shall have the meanings assigned to such terms in the Merger Agreement.

The Amendment makes certain technical corrections, clarifications and other changes to the Merger Agreement, including the following:

•	Clarifying that each issued and outstanding share of Naked Common Stock issued and outstanding immediately prior to the Effective Time (other than shares to be cancelled pursuant to Section 1.5(d) of the Merger Agreement) shall automatically be converted into the right to receive 0.2 Holdco Ordinary Shares;
•	Clarifying that the total number of shares constituting the Merger Consideration for Naked Common Stock shall not be less than 9.0% of the total number of Holdco Ordinary Shares issued and outstanding immediately following the Closing (and not on a fully diluted basis), subject to adjustment of the Bendon Target Share Number;
•	Adding a provision specifying that, so long as Naked does not incur any expenditures that in the aggregate exceed any line item in the Budget by more than 10% unless such excess is approved by the Budget Committee, the Net Assets Shortfall Amount or Net Assets Excess Amount, as applicable, shall be deemed to be less than $150,000 and no adjustment shall be made to the Bendon Target Share Number in respect thereof;
•	Correcting certain representations and covenants of Bendon, Holdco and Merger Sub in light of certain capital structure changes at Holdco necessary for Holdco to satisfy initial listing requirements of the Nasdaq Capital Market; and
•	Defining the term “Measurement Period” to mean the date on which the Securities and Exchange Commission informs Holdco that it has no further comments on the Registration Statement.

The foregoing description of the Amendment does not purport to be complete and is qualified in its entirety by reference to the Amendment attached hereto as Exhibit 2.1, which is incorporated by reference herein.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits

Exhibit No.	Description

2.1	Amendment No. 3 to Agreement and Plan of Reorganization, dated March 19, 2018.

Additional Information and Where to Find It

In connection with proposed transactions contemplated by the Merger Agreement (the “Business Combination”), on March 19, 2018, Holdco filed a Registration Statement on Form F-4 with the Securities and Exchange Commission (the “SEC”). The Registration Statement, which is not yet effective, includes a preliminary proxy statement/prospectus that is both the preliminary proxy statement to be distributed to holders of the Naked’s common stock in connection with the solicitation by Naked of proxies for the vote by the stockholders on the Business Combination and a preliminary prospectus to be delivered by Holdco in connection with the distribution of its securities to such holders. This material is not a substitute for the final proxy statement/prospectus regarding the proposed Business Combination. The final proxy statement/prospectus will be mailed to stockholders of Naked as of a record date to be established for voting on the proposed business combination. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE BUSINESS COMBINATION, INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE FINAL PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT MATERIALS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT NAKED, BENDON AND HOLDCO AND THE PROPOSED BUSINESS COMBINATION. Stockholders will also be able to obtain copies of the Registration Statement which includes the proxy statement/prospectus and other relevant materials containing important information about Naked, Bendon and Holdco, without charge at the SEC’s Internet site at http://www.sec.gov or by directing a request to: Naked Brand Group Inc., 180 Madison Avenue, Suite 1505, New York, New York, 10016, Attention: Investor Relations; and/or on Bendon’s website at www.bendongroup.com or by directing a written request to Bendon Limited, 8 Airpark Drive, Airport Oaks, Auckland 2022, New Zealand or by emailing lucy.martyn@bendon.com.

Participants in the Solicitation

This is not a solicitation of a proxy from any investor or security holder. Naked and its directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of Naked’s stockholders in connection with the proposed Merger. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed Merger of Naked’s directors and officers in Naked’s filings with the SEC. Additional information regarding the directors and executive officers of Naked is also included in Naked’s Annual Report on Form 10-K for the year ended January 31, 2017. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Naked’s shareholders in connection with the proposed Merger will be set forth in the proxy statement/prospectus for the proposed Merger when available. This document will be available free of charge at the SEC’s web site (www.sec.gov) and from Naked’s Investor Relations department at the address described above.

No Offer or Solicitation

This Current Report on Form 8-K shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

Forward-Looking Statements

Certain statements either contained in or incorporated by reference into this Current Report on Form 8-K, other than purely historical information, including estimates, projections and statements relating to Naked’s or Bendon’s business plans, objectives and expected operating results, and the assumptions upon which those statements are based, are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, included in or incorporated by reference into this communication regarding strategy, future operations, future transactions, future financial position, future revenue, projected expenses, prospects, plans and objectives of management are forward-looking statements. Examples of such statements include, but are not limited to, statements regarding: Holdco’s anticipated listing on the Nasdaq Capital Market in connection with the closing of the proposed business combination; the public filing and effectiveness of the proxy statement/prospectus; and the completion of the proposed business combination; expectations regarding the capitalization, resources and ownership structure of Holdco; the adequacy of Holdco’s capital to support its future operations; Naked’s and Bendon’s plans, objectives, expectations and intentions; the nature, strategy and focus of the combined company; the executive and board structure of Holdco; and expectations regarding voting by Naked’s stockholders. Naked, Bendon and/or Holdco may not actually achieve the plans, carry out the intentions or meet the expectations disclosed in the forward-looking statements and you should not place undue reliance on these forward-looking statements. Such statements are based on management’s current expectations and involve risks and uncertainties. Actual results and performance could differ materially from those projected in the forward-looking statements as a result of many factors, including, without limitation, risks and uncertainties associated with the ability of Naked, Holdco and Bendon to consummate the transaction contemplated by the Merger Agreement, the risk that one or more of the conditions to closing contained in the Merger Agreement may not be satisfied, including, without limitation, the receipt of stockholder approval of the Naked stockholders, the effectiveness of the Registration Statement or the listing of Holdco’s ordinary shares on the Nasdaq Capital Market, the risk that the parties may otherwise be unable to consummate the proposed business combination, and the risk that competing offers or acquisition proposals will be made. Naked, Bendon and Holdco disclaim any intent or obligation to update these forward-looking statements to reflect events or circumstances that exist after the date on which they were made.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NAKED BRAND GROUP INC.

By: /s/ Carole Hochman
Carole Hochman
Chief Executive Officer

Date: March 20, 2018